Skadden, Arps, Slate, Meagher & Flom llp
525 UNIVERSITY AVENUE
PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500
FAX: (650) 470-4570
www.skadden.com
May 29, 2009
VIA EDGAR
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Emulex Corporation Soliciting Materials filed pursuant to Rule 14a-12 by Broadcom Corporation and Fiji Acquisition Corporation Filed April 21, 2009 and May 5, 2009 File No. 001-31353

Revised Preliminary Consent Statement filed by Broadcom Corporation and Fiji Acquisition Corporation Filed May 18, 2009 File No. 001-31353

Schedule TO-T/A filed by Broadcom Corporation and Fiji Acquisition Corporation Filed May 18, 2009 File No. 005-34050
Dear Mr. Duchovny:
     On behalf of Broadcom Corporation, a California corporation (“Parent”) and Fiji Acquisition Corporation, a Delaware corporation (“Purchaser” and, together with Parent, “Broadcom”), this letter sets forth Broadcom’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 27, 2009 (the “Comment Letter”), regarding the soliciting materials filed by Parent on April 21, 2009 and by Broadcom on May 5, 2009 (the “14a-12 Filings”), pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, the revised preliminary consent statement
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05292009-1

Daniel F. Duchovny
Securities and Exchange Commission
May 29, 2009

filed by Broadcom on May 18, 2009 (the “Revised Preliminary Consent Statement”) and the Schedule TO-T/A filed by Purchaser on May 18, 2009. For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to Broadcom’s response to such comment.
     Please note that Broadcom is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. Section 200.83, with respect to portions of the response to Comment 1.
Soliciting Materials filed pursuant to Rule 14a-12 filed April 21, 2009
1.	We reissue prior comments 3 and 4 in part. With respect to the first bullet point of prior comment 3, it is unclear how 2010 estimated non-GAAP income of $[ * ] million for Emulex results in accretion to Broadcom’s earnings. Please explain. With respect to the third bullet point of prior comment 3 and the last paragraph of your response to prior comment 4, it appears that the support for your disclosure is simply your opinion based on your industry and knowledge of the two companies. If so, please confirm that you will characterize each such future statement as an opinion and provide, in your disclosure, the basis for it.

Response: With respect to the first bullet point of the Staff’s prior comment 3, we have revised our response to include the anticipated accretion to Parent’s non-GAAP earnings if the acquisition of Emulex Corporation (“Emulex”) is completed.

Based on mean analyst estimates for 2010 non-GAAP net income (per Thomson First Call1) of Emulex and Parent, less the foregone after-tax interest expense,[2] the transaction would be accretive to Parent’s 2010 non-GAAP earnings, excluding any purchase accounting related adjustments and fair value measurements, as follows:

($ in millions)
Parent Stand-alone 2010 Non-GAAP Net Income	$	[ * ]
Emulex 2010 Non-GAAP Net Income	$	[ * ]
After-Tax Interest Cost	$	[ * ]

Parent Pro Forma Non-GAAP Net Income	$	[ * ]

Accretion to Parent Non-GAAP Net Income	$	[ * ]
Broadcom notes the Staff’s comment with respect to the third bullet point of prior comment 3 and the last paragraph of our response to the Staff’s prior comment 4. The support for these disclosures was Broadcom’s opinion based on its knowledge of the industry and the two companies and Broadcom will revise its disclosure in future filings accordingly to characterize each such future statement as an opinion and provide a basis for such opinion.

[1]	See Exhibit A provided to the Staff on a supplemental basis. Mean analyst estimates as of April 20, 2009.

[2]	Assumes [ * ]% cost of cash interest expense and [ * ]% tax rate. Based on $764mm equity value at $9.25.
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05292009-2

Daniel F. Duchovny
Securities and Exchange Commission
May 29, 2009

Revised Preliminary Proxy Statement
General
2.	We reissue prior comment 6 in which we sought your legal analysis. While Schedule 14A may not explicitly require pro forma financial statements with respect to your solicitation, Section 14(a) of the Exchange Act and Regulation 14A require that all material disclosure necessary for security holders to make an informed voting decision be included. Thus, please provide us your legal analysis as to why you do not believe that pro forma financial information is required to be included in the proxy statement. We note that the last sentence of your response refers to the ability of security holders to consider whether to tender their securities into the offer; note that our comment is focused on the ability of security holders to make an informed voting decision.

Response: If the consent solicitation is successful and assuming that a new board is successfully elected at a special meeting of stockholders, the new board may decide to either (1) satisfy the conditions of the tender offer that the board has the power to influence, which may allow Broadcom to close the tender offer and acquire Emulex solely for the cash consideration offered in the tender offer or (2) negotiate an alternative all-cash merger between Emulex and Broadcom. If the consent solicitation is not successful then Emulex stockholders will remain holders of Emulex common stock. In no case will Emulex stockholders receive as transaction consideration an interest in Broadcom or the combined company. Because Emulex’s stockholders are not being asked to make an investment decision with respect to Broadcom or the combined company, we believe that pro forma financial statements are not material to Emulex stockholders’ voting decision regarding the consent solicitation or to their ultimate decision regarding whether to accept Broadcom’s offer.
Background of the Solicitation, page 6
3.	We reissue prior comment 13 in which we asked that you revise your disclosure to address our comment. We note, additionally, that it is unclear how your supplemental response addressed the substance of our prior comment.

Response: Broadcom is filing herewith Amendment No. 2 to the preliminary consent statement (the “Amended Consent Statement”). Broadcom has added the following explanatory note on page 9 of the Amended Consent Statement:

[*] Please note that our statement in the letter above under the caption “Significant Premium Without Risk” that “by any relevant financial measure. . . trading multiples, operating cash flow . . . this all-cash proposal represents a compelling and unique opportunity for Emulex shareholders to realize value now” was based on our analysis of what we believe represent the closest comparable companies to Emulex, QLogic and Brocade. In referring to trading multiples and operating cash flow as financial measures, we looked to the Price/Earnings (“P/E”) and Enterprise Value/Earnings Before Interest,
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05292009-3

Daniel F. Duchovny
Securities and Exchange Commission
May 29, 2009

Depreciation and Amortization (“EV/EBITDA”) ratios, respectively, of Emulex, QLogic and Brocade, calculated in accordance with 2009 and 2010 analyst estimates. As the following chart shows, our offer to purchase Emulex at an offer price of $9.25 per share of common stock represents multiples to its 2009 and 2010 EV/EBITDA and P/E ratios that are higher than QLogic’s and Brocade’s corresponding multiples based on their April 20, 2009 closing prices. For this reason, we believe that our offer is compelling on the basis of trading multiples and operating cash flow.

	QLogic @ Market		Brocade @ Market		Emulex @ $9.25
($ in millions)[3]	Statistic [4]	Multiple	Statistic[5]	Multiple	Statistic[6]	Multiple
CY 2009 EV/EBITDA	$161.6	7.0x	$486.0	6.2x	$41.9	11.4x
CY 2010 EV/EBITDA	$178.3	6.3x	$565.9	5.3x	$56.3	8.5x
CY 2009 P/E	$0.90	13.3x	$0.45	9.8x	$0.29	31.9x
CY 2010 P/E	$1.14	10.4x	$0.55	8.0x	$0.47	19.7x
Schedule TO-T/A
Offer to Purchase
Introduction, page 1
4.	We reissue prior comment 17. Restating the referenced language as “expected economic value” does not provide enough objectivity to security holders. Please revise.

Response: Purchaser is filing herewith an amendment to the Schedule TO-T to

[3]	Based on April 20, 2009 closing price of $11.91 for QLogic and $4.40 for Brocade. QLogic enterprise value includes restricted stock units per 10-Q for the period ending December 28, 2008. Brocade enterprise value includes diluted shares based on the treasury share method and restricted stock units per 10-Q for the period ending January 24, 2009.

[4]	QLogic EBITDA based on Wall Street Research for Fiscal Year EBITDA and adjusted to calendar years based on quarterly operating profit distribution per Thomson First Call. QLogic EPS based on mean estimates per Thomson First Call.

[5]	Brocade operating statistics ended October 2009 and 2010 assumed to be a proxy for CY 2009 and CY 2010. CY 2009 EBITDA based on mean estimates for Brocade per Thomson First Call. CY 2010 EBITDA based on the sum of (a) mean estimates for Operating Profit for Brocade per Thomson First Call and (b) estimates for CY 2010 depreciation and amortization. Estimates for CY 2010 depreciation and amortization based on applying FY 2008 depreciation and amortization (as a % of FY 2008 revenue) ratio to mean estimates for Brocade’s CY 2010 revenue per Thomson First Call. EPS based on mean estimates per Thomson First Call.

[6]	EBITDA based on mean estimates for Fiscal Year EBITDA for Emulex per Thomson First Call and adjusted to calendar year based on quarterly operating profit distribution per Thomson First Call. EPS based on mean estimates per Thomson First Call.
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05292009-4

Daniel F. Duchovny
Securities and Exchange Commission
May 29, 2009

(i) revise the condition in caption (vi) as requested to provide a cross-reference to a description of what Broadcom believes is the “expected economic value” of the acquisition of the Company, as follows:
“the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company. For a description of Parent’s “expected economic value,” see “Why is Purchaser making this offer?” in the Section “Summary Term Sheet”;” and
(ii) add the following new paragraph under “Why is Purchaser making this offer?” in the Section “Summary Term Sheet”:
“As more fully described in Section 10 (“Background of the Offer; Contacts with the Company”), Parent and Purchaser believe that the combination of Broadcom’s deep expertise and leadership in Ethernet networking and fabless SoC development and Emulex’s similarly impressive expertise and leadership in Fibre Channel storage networking will enable the combined company to accelerate the development and adoption of the converged networking solutions. Parent expects that if the acquisition of the Company is consummated by Parent or a subsidiary of Parent, the acquisition will be accretive to Parent’s 2010 non-GAAP net income, excluding any purchase accounting related adjustments and fair value measurements.”
     For the Staff’s convenience, we will arrange for you to receive separately a copy of the amendment to the Preliminary Consent Statement that is marked to show cumulative changes from the amended Preliminary Consent Statement that was filed on May 18, 2009.
     We kindly request that you confirm that this letter satisfactorily addresses the comments referred to in the Comment Letter.
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05292009-5

Daniel F. Duchovny
Securities and Exchange Commission
May 29, 2009

     If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (650) 470-4662 or Kenton J. King at (650) 470-4530.

Very truly yours,
/s/ Leif B. King

Leif B. King

cc:	Arthur Chong, Senior Vice President, General Counsel and Secretary Broadcom Corporation Kenton J. King Skadden, Arps, Slate, Meagher & Flom LLP
Confidential Treatment Requested by Broadcom Corporation and Fiji Acquisition Corporation
BC/FAC 05292009-6